

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2010

Mr. Ronan O'Caoimh
Chief Executive Officer
Trinity Biotech, Plc.
IDA Business Park
Bray, Co. Wicklow, Ireland

> **Re:** **Trinity Biotech, Plc.**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **File No. 000-22320**

Dear Mr. O'Caoimh:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Patents and Licenses, page 10

1. Please disclose the terms of your licensing arrangements and R&D outsourcing to third parties. Also, expand your disclosure on page 34 to include estimated payments under these arrangements.

Research and Products under Development, page 35

2. For each of your research and development projects, please disclose the following information.

   • The costs incurred by you during each period presented and to date on the project;

- The nature, timing and estimated costs to be incurred by you necessary to complete the project;
- The anticipated completion dates;
- The period in which material net cash inflows from significant projects are expected to commence; and
- The risks and uncertainties associated with completing development on schedule and the consequences to your operations, financial position and liquidity, if the project is not completed on a timely basis.

If you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company's resources being used on each project.

To the extent that you are unable to estimate costs and timing to complete the project, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Notes to the Consolidated Financial Statements

1. Basis of Preparation and Significant Accounting Policies

g) Intangibles, including research and development, page 72

3. Refer to your policy for research and development expenditures. Please revise to clarify how you determine technical feasibility, commercial viability and cost recovery for a project as a basis for concluding that the project has moved from a research to a development phase. Explain your basis for utilizing a 15-year amortization period, when many of your projects are not protected by specific patents. Also, identify those projects supporting development costs capitalized in 2009 and 2008 (i.e. $7.8 million and $8.4 million, respectively) and disclose the factors supporting your conclusions that these projects were technically feasible, commercially viable and likely to produce future economic benefits.

u) Tax (current and deferred), page 77

4. Please revise your policy regarding the recognition of deferred tax assets to specify, if true, that you record these assets when it is probable that future taxable profits will be available to utilize the associated losses or temporary differences under paragraphs 27 and 34 of IAS 12. In addition, please revise Notes 9 and 13 so that the information provided in these disclosures is consistent. For example:

- on page 93, clarify the level of uncertainty prompting less than full recognition of your deferred tax assets associated with the various tax losses and temporary differences; and
- on page 101, clarify why you recognize deferred tax assets only where there is a reversing deferred tax liability in the same jurisdiction reversing in the same period. Also, clarify whether you consider other sources of future taxable profits, and if not, why not.

9. Income Tax Expense (Credit), page 91

5. You disclose a 30.66% item in your rate reconciliation for 2009 related to net operating losses and temporary differences, for which no deferred tax assets were recognized. Please revise your disclosure to clarify what net operating losses and temporary differences were not recognized and why. In addition, please revise your disclosure of unrecognized deferred tax assets in Note 13 on page 101 to consistently reflect your revised disclosure in Note 9, explaining how this reconciling item impacted the change in unrecognized deferred tax assets during 2009.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Frank Wyman, Staff Accountant at (202) 551-3660 or Mark Brunhofer, Accounting Reviewer at (202) 551-3638, if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant